November 21, 2007

Mr. Nicolas Berggruen, President and CEO
Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

> **Re:** **Liberty Acquisition Holdings Corp.**
> **Registration Statement on Form S-1/A**
> **Filed on November 9, 2007**
> **File No. 333-145559**

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note your response to comment one of our letter dated November 7, 2007, however, we reissue this comment in part. Please clarify if the company may seek a waiver from Liberty International or any other future blank check company to pursue a specific international business opportunity. Also, if the company will use the same search criterion listed on pages 56, 57, 62, and 63 to evaluate an international business opportunity, please clarify whether, or how, the company would factor in the international risks listed on page 43 as part of their search criterion.

2.    On page 94, the company states that if the offering size increases, the sponsor co-investment will increase proportionately. In the appropriate places in the registration statement, please clarify the meaning of "proportionately." Does this

increased investment apply if the underwriters' over-allotment option is
exercised?

Summary, page 1

3.      We note your response to comment 8 of our letter dated November 7, 2007, and
we reissue our prior comment.  On page 1, the company defines "public
stockholders" as purchasers in this offering.  We note that the term is used to
describe a class of persons with certain substantive rights, such as redemption
rights as described on page 19.  Because of the narrow definition of public
stockholders on page 1, it might appear that stockholders purchasing common
stock in the aftermarket are not necessarily granted certain substantive rights
because they were not "purchasers in this offering."  Please revise as appropriate.

Proposed Business, page 56

Sources of Target Businesses, page 61

4.      We note your response to comment 15 of our letter dated November 7, 2007, and
reissue the comment in part.  On pages 61 and 62, the company discloses "it is
possible that we may pay a break up fee to a finder in case of an uncompleted
transaction …, to the extent such amount was in excess of the budgeted working
capital, it would be covered by the indemnification agreements with Messrs.
Berggruen and Franklin."  Please clarify if all finder's fees in excess of budget
working capital would be covered by the indemnification agreements with
Messrs. Berggruen and Franklin, or only those relating to break up fees.  Also,
please clarify whether the statement "[a]ny such fees or compensation paid to
third parties would be paid out of interest earned on the trust account balance"
means that any potential finder's fee is limited to the interest earned in the trust,
subject to the indemnification agreements with Messrs. Berggruen and Franklin.
If not, please disclose the source of funding to pay for finder's fees in excess of
the interest earned in the trust and revise the use of proceeds section as applicable.
Also, please disclose whether the source of these funds will factor in the
determination of any compensation agreement with a third-party finder.

Conflicts of Interest, page 82

5.      We note your response to comment 21 of our letter dated November 7, 2007,
however, we reissue the comment.  Please clarify if any entity where management
owes a pre-existing fiduciary duty has an acquisition criterion that includes
acquiring a $1 billion to $4 billion entity.  Further, please clarify if the entities
where management owes a pre-existing fiduciary duty have the sufficient size or
wherewithal to compete with the company to acquire a $1 billion to $4 billion
entity.  As for GLG, if management is unable to present the requested analysis

above, please explain the basis of the representation that "[the company does] not believe that the potential conflict of interest with GLG Partners will cause undue difficulty in finding acquisition opportunities …."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding accounting issues may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,


John Reynolds
Assistant Director